January 31, 2019

Charl Keyter
Chief Financial Officer
Sibanye Gold Limited
Libanon Business Park
1 Hospital Street
Libanon, Westonaria, 1780
South Africa

       Re: Sibanye Gold Limited
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed April 2, 2018
           File No. 001-35785

Dear Mr. Keyter:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining